Exhibit 99.4 • Xxx • Xxx Company Update Louis Gries

GLOBAL STRATEGY We are an Organic Growth Company • North America: 35/90 • Exteriors volume growth above market with 20-25% EBIT margin • Europe: Create a €1 billion business with Hardie like returns within the next 10 years • APAC: Deliver organic growth above market with strong returns PAGE 2

ORGANIZATION CHART – TRANSITION PERIOD PAGE 3

• Xxx • Xxx NA Fiber Cement Organic Growth Strategy Update & Go-Forward

WHAT IS 35/90? • Exterior strategy for North America business • Siding & trims • Participate in all segments • Market Development to switch the preference for vinyl in Northern and Mid-Atlantic regions • Defend against hard siding competitors that attempt to position themselves as close alternatives sold at a discount to JH • PDG (growth above market index) is the outcome • Market Index is determined by the change in market activity weighted for segment positions PAGE 5

SIDING INDUSTRY CATEGORIES • Natural Wood • Hardboard • OSB • Aluminum • Vinyl • Fiber Cement • Resin-based PAGE 6

BUILT FOR 6 PERCENT PAGE 7

GETTING BACK TO 6 PERCENT • Capacity shortfall has been addressed across all product lines • Value Props are strong, but are being enhanced: • Market Development model vs. vinyl had to be tuned-up to address an increasing on-the-wall premium relative to home value • In competitive hard siding markets that can benefit from a factory finished solution, we are funding initiatives that increase the net value of ColorPlus ® against perceived close alternatives • Reallocation of our field sales resources toward previously underserved markets has started to show early returns PAGE 8

JH INTERIORS – HISTORICAL PERSPECTIVE From zero to market share leader based on: • Technical product performance advantages • Contractor benefits • Focused approach to market share development The cement board category grew rapidly from 1990 - 2012 • Category growth has flattened out and started to slowly decline based on changing flooring preferences • Competition in some still niche applications from mats & membranes PAGE 9

JH OPS ENABLES THE ORGANIC GROWTH STRATEGY • High throughput, low unit cost advantage over other FC participants • Further gains available in plant performance, product capability & capital efficiency • 1991 – 2018 ... and beyond • 24/7 operation • Machine scale • Regional sites to reduce shipping radius • Large sites to build on machine scale advantages • Additional processes to hone in on specific customer needs • Zero Harm commitment • Lean initiative • Mega sites that are positioned to provide greater flexibility and reach PAGE 10

• Xxx • Xxx Q&A